MMC Norilsk Nickel

RECEIVED
2006 JUL -6 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4270


06014927



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

SUPPL

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

03.07.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

mmc

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the company's securities dated June 30, 2006

2. Press release dated June 29, 2006: Annual General Meeting of OJSC MMC Norilsk Nickel shareholders approved 2005 performance of the company

3. Statement of material fact dated June 29, 2006: Information on accrued and/or paid income on the issuer's securities. Information on the resolutions of general meetings

4. Press release dated June 26, 2006: MMC Norilsk Nickel published its 2005 Social Report

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

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If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,



Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES.

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above)..***

2. Subject matter of the information
Full name of the profit organization in which a share of the authorized capital has been acquired by the Issuer: ***Limited Liability Company Titan Mining Company;***
Location of the profit organization, in which a share of the authorized capital has been acquired by the Issuer: ***2a, N. Virty St., Tambov, 392020, Russia;***
The Issuer's share in the authorized capital of the aforementioned organization before change: ***0%;***
The Issuer's share in the authorized capital of the aforementioned organization after change: ***100%;***
Date of the change in the Issuer's share in the authorized capital of the aforementioned organization: ***June 30, 2006.***

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney ГМК-115/99-нт of 25.01.2006)

June 30, 2006.

NORILSK NICKEL

29.06.2006

Annual General Meeting of OJSC MMC Norilsk Nickel shareholders approved 2005 performance of the company

June 29, 2006, Moscow - OJSC MMC Norilsk Nickel ('MMC Norilsk Nickel', 'Company') held the Annual General Meeting of its shareholders.

The Annual General Meeting approved the Annual Report, Annual Accounting Statements, including the Profit and Loss Account and distribution of profit and loss of the Company in 2005.

Upon advice of the Board of Directors the Annual General Meeting of the Company's shareholders approved the amount of dividends payable upon the Company's 2005 operating results at the rate of 96.49 rubles per ordinary share of the Company. Taking into account the dividends paid following the first 9 months of operation in 2005 the additional dividend upon 2005 performance amount to 53.49 rubles per ordinary share of the Company.

General Director, Chairman of the Management Board of MMC Norilsk Nickel Mikhail Prokhorov delivered a report to shareholders stating that in the reported year the Company has once again demonstrated impressive performance. Market capitalization of OJSC MMC Norilsk Nickel reached USD 20 billion due to the permanent favorable climate on the international market for metals produced by the Company as well as due to the successful implementation of strategic objectives set forward by management of the Company. The revenue of USD 7,169 million and net profit of USD 2,352 million represent the financial record high hit upon 2005 performance.

The major objectives included development of existing production plant, costs reduction, power and transport safety. The Company carried on activities to improve environment in the regions of its operational presence.

In the reported period the management of the Company focused on the gold assets spin off pursuing the major goal of raising the total market capitalization of the Group. The goal was achieved: aggregate market price of shares of MMC Norilsk Nickel and OJSC Polyus Gold largely exceed the market capitalization OJSC MMC Norilsk Nickel had enjoyed before the reorganization took place.

The Annual General Meeting elected the following persons as MMC Norilsk Nickel Board Members:

- Andrey E. Bugrov – Managing Director of Interros Holding Company;

- Guy De Selliers – member of Solvay S.A. Board of Directors; member of the Board of Directors of Wimm Bill Dann, Non-Executive Director of Allied Resources Corporation;

- Vladimir I. Dolgikh – President of the Management Board of the Krasnoyarsk Fellow-countrymen association;

- Andrey A. Klishas – General Director, Chairman of the Board of Interros Holding Company;

- Morgan Ralph Tavakolian – Deputy General Director, member of the Management Board of MMC Norilsk Nickel;

- Mikhail D. Prokhorov – General Director, Chairman of the Management Board of MMC Norilsk Nickel;

- Ekaterina M. Salnikova – Deputy Director for Corporate management at the Financial Department at the Interros Holding Company;

- Kirill L. Ugolnikov – Director of tax department of JSC "Vneshjurkollegia";

- Heinz S. Shimmelbusch – Managing Director, partner of Safeguard International Fund L.P. (USA), Chairman of the Board and General Director of Allied Resources Corporation (USA).

In addition, the Annual General Meeting approved Rosexpertiza Company as Auditor of MMC Norilsk Nickel's accounting reports prepared in accordance with Russian Accounting Standards and revised a number of other items.

The first meeting of the newly elected Board of Directors of MMC Norilsk Nickel was held after the Shareholders Meeting and the Board appointed Andrey A. Klishas, General Director, Chairman of the Board of Interros Holding Company, as Board Chairman of MMC Norilsk Nickel. Among other decisions, the Board Meeting elected the Audit Committee with Mr. Guy De Selliers, Mr. Kirill L. Ugolnikov and Mr. Andrey E. Bugrov as Audit Committee members.

STATEMENT OF MATERIAL FACT: INFORMATION ON ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES INFORMATION ON THE RESOLUTIONS OF GENERAL MEETINGS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Supplement to Federal Financial Markets Service Newsletter*

1.9. Code(s) of material fact (s)	*0640155F29062006; 1040155F29062006*

2. Subject matter of the information *(0640155F29062006)*
2.1 Class, category (type), issue and other identifying attributes of securities: *ordinary non-documentary registered shares* 2.2 State registration number of the security issue (additional issue) and the date of this state registration: ***State registration number 1-04-40155-F; registration date 10.01.2001*** ***State registration number 1-05-40155-F; registration date 23.05.2001*** 2.3 Name of the state registration body: ***the Russian Federal Commission on Securities*** 2.4 The issuer's governing body which has passed the resolution on dividend payment (declaring): ***annual general meeting of shareholders*** 2.5. Date of resolution on dividend payment (declaring): ***June 29, 2006*** 2.6 Date of the Protocol of the shareholders' meeting when the resolution on dividend payment (declaring) was passed: ***June 29, 2006*** 2.7 Total sum of dividends upon the issuer's shares of a certain category (type) and dividend per share of a certain category (type): ***Total sum of dividends upon the issuer's ordinary shares based on 2005 performance – RUB 18,858,046,927.03*** ***Total sum of dividends upon the issuer's ordinary shares based on the Company's operating results for 9 months of 2005 – RUB 8,661,368,740;*** ***Total sum of dividends subject to final payment – RUB 10,196,678,187.03*** ***Dividend per ordinary share (2005 performance) – RUB 96.49***

Dividend per ordinary share (for 9 months of 2005) – RUB 43
Dividend per ordinary share subject to final payment for 2005 – RUB 53.49
2.8 Form of payment upon the issuer's securities (cash or other property): ***cash***
2.9 Date of income (dividends) payment or the last day of the period, if any, within which the income (dividends) should be paid: ***final date of dividends payment – August 28, 2006 (not later than 60 days after the resolution on dividends payment is passed).***
2.10 Total sum of dividends to be paid upon the issuer's shares of a certain category (type): ***Total sum of dividends paid as interim dividends based on the Company's operating results for 9 months of 2005 – RUB 8,654,242,059.00***

2. Subject matter of the information ***(1040155F29062006)***

2.1. Type of the general meeting (annual or extraordinary): ***annual***

2.2. Format of the general meeting: ***meeting***

2.3. Date and venue of the general meeting: ***June 29, 2006; Moscow, Leningradsky prospect, 49***

2.3 Quorum: ***shareholders who took part in the meeting held more than half of the total number of the issuer's outstanding voting shares.***

2.4. Issue under vote and vote results:

1. ***Approval of the annual report, annual accounting statements, including the profit-and-loss statement, and distribution of profits and losses of MMC Norilsk Nickel for 2005.***

Resolution passed.

2. ***Dividends payable on the shares of MMC Norilsk Nickel for 2005.***

Resolution passed.

3. ***Elections to the Board of Directors of MMC Norilsk Nickel.***

Resolution passed.

4. ***Elections to the Revision Commission of MMC Norilsk Nickel.***

Resolution passed.

5. ***Approval of the Auditor of the Russian accounting statements of MMC Norilsk Nickel.***

Resolution passed.

6. ***Remuneration and reimbursement of expenses of independent directors-members of the Board of Directors of MMC Norilsk Nickel.***

Resolution passed.

7. ***The cost of liability insurance services for the members of the Board of Directors and the Management Board of MMC Norilsk Nickel.***

Resolution passed.

8. ***Approval of the interest party transaction related to liability insurance for members of the Board of Directors and Management Board of MMC Norilsk Nickel.***

Resolution passed.

9. ***The value of property being the subject of Indemnity Agreements with members of the Board of Directors and Management Board of MMC Norilsk Nickel.***

Resolution passed.

10. ***Approval of the interrelated interest party transactions whereby members of the Board of Directors and Management Board of MMC Norilsk Nickel shall be indemnified against damages.***

Resolution passed.

2.5. Resolutions passed by the AGM are as follows:

1. ***To approve the annual report, annual accounting statements, including the profit-and-loss statement of MMC Norilsk Nickel for the year 2005. To approve distribution of profits and losses of MMC Norilsk Nickel for 2005.***

2. *To declare the payment of annual dividends on MMC Norilsk Nickel shares for 2005 in the amount of RUB 96.49 per ordinary share, taking into consideration interim dividends already paid for 9 months of 2005 in the amount of RUB 43 per ordinary share, and to make final payment in the amount of RUB 53.49 per share.*
3. *To elect to the Board of Directors: Prokhorov Mikhail Dmitrievich, Klishas Andrey Aleksandrovich, Guy de Selliers, Dolgikh Vladimir Ivanovich, Heinz Schimmelbusch, Bugrov Andrey Evgenyevich, Morgan Ralph Tavakolian, Salnikova Ekaterina Mikhailovna, Ugolnikov Kirill Lvovich.*
4. *To elect to the Revision Commission: Bassova Yulia Vassilievna, Meshcheryakov Vadim Yuryevich, Morozov Nikolay Vladimirovich, Rompel Olga Yurievna, Firsik Olessya Vladimirovna.*
5. *To approve Rosexpertiza LLC as the Auditor of Russian Accounting statements of MMC Norilsk Nickel for 2006.*
6. *To establish that the members of the Board of Directors of MMC Norilsk Nickel, who are Independent directors under clause 6.2.8. of MMC Norilsk Nickel's Charter, shall receive remuneration for the period of their duties in the amount of RUB 750,000 per quarter per person, and Independent Director – Chairman of the Audit Committee of MMC Norilsk Nickel shall receive remuneration in the amount of RUB 1,250,000 per quarter. Independent Directors shall also receive compensation for documented expenses connected with the performance of their duties as members of the Board of Directors of MMC Norilsk Nickel (travel, accommodation, meals, translation services) for up to RUB 2,000,000 a year per person.*
7. *To approve the cost of liability insurance services for the members of the Board of Directors and the Management Board of MMC Norilsk Nickel in the max. amount of USD 1,000,000 (one million), with total liability limit of USD 20,000,000 (twenty million).*
8. *To approve interested party transaction related to liability insurance for the members of the Board of Directors and the Management Board of MMC Norilsk Nickel, beneficiaries and interested parties to this transaction, by a Russian insurance company for the term of one year with the total liability limit of USD 20,000,000 (twenty million) and premium not exceeding USD 1,000,000 (one million).*
9. *To approve the value of property, being the subject of the interrelated transactions whereby the members of the Board of Directors and the Management Board of MMC Norilsk Nickel shall be indemnified against damages, which the aforementioned persons may incur in connection with their appointment to the corresponding positions in the amount not exceeding USD 20,000,000 (twenty million) for each transaction.*
10. *To approve interrelated transactions, which are interest party transactions for all members of the Board of Directors and the Management Board of MMC Norilsk Nickel whereby the members of the Board of Directors and the Management Board of MMC Norilsk Nickel shall be indemnified against damages, which the aforementioned persons may incur in connection with their appointment to the corresponding positions in the amount not exceeding USD 20,000,000 (twenty million) for each person.*

Representative of MMC Norilsk Nickel *D.S. Morozov*

(Power of Attorney No. ГМК-115/26-нт of 22.12.2005)

June 29, 2006.



NORILSK NICKEL

26.06.2006

MMC Norilsk Nickel published its 2005 Social Report

OJSC MMC Norilsk Nickel published its second Social Report based on international reporting standards.

This Social Report reflects the Company's performance in 2005. An independent social audit team of PricewaterhouseCoopers international company audited the Report.

Deputy General Director of OJSC MMC Norilsk Nickel Olga Golodets says the report, which is based on strict international standards, is another obligate step in the course of implementing the corporate strategy for sustainable development taking into account stakeholder interests. The strategy is in line with the corporate Social and Economic Development Guidelines to 2015.

The first 2003 – 2004 Report of the Company was published in 2005 and named the Best Social Report in December 2005 within Expert RA's Annual Reporting Contest held every year.

International Organization of Employers (IOE) certified the second 2005 Report and participants of the seminar held in June 2006 in Geneva within the 5th Session of the International Labor Organization (ILO) appreciated this Report as well.